EXHIBIT 12.1

Statement regarding the computation of ratio of earnings to fixed charges for the Company

(in thousands)

	Successor			Predecessor
	Year ended December 31,		One-Day ended December 31,	Period ended December 30,	Year ended December 31,
	2007	2006	2005	2005	2004	2003
Earnings available for fixed charges:
Income before income taxes and minority interest expense	(3,993)	2,553	(139)	32,457	34,895	33,046
Interest expense and capitalized	36,990	35,072	97	6,441	4,787	4,596
Estimated interest component of net rental expense	2,634	2,355	—	2,575	2,006	1,792

Earnings available for fixed charges	35,631	39,980	(42)	41,473	41,688	39,434

Fixed Charges:
Interest expense and capitalized	36,990	35,072	97	6,441	4,787	4,596
Estimated interest component of net rental expense	2,634	2,355	—	2,575	2,006	1,792

Total fixed charges	39,624	37,427	97	9,016	6,793	6,388

Consolidated ratio of earnings to fixed charges	A	1.07	B	4.60	6.14	6.17

A	Earnings were insufficient to cover fixed charges in the amount of $4.0 million.

B	Earnings were insufficient to cover fixed charges in the amount of $0.1 million.